2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING DRILLS 45.8 METRES OF 1.23%
Ni AND 0.95% Cu AT THE AGUABLANCA MINE

November 19, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the following drilling results from the Aguablanca mine.

Resource Expansion and Underground Mining Potential Confirmed

Underground drilling at the Company’s 100% owned Aguablanca mine in southern Spain continues to extend the strike length of the high grade Deep Body sulphide mineralization, confirming the potential for a significant increase in the mine’s resource base and for the expansion of the current open pit production with underground reserves. The Deep Body has been extended by 75 metres (from section 7375E to section 7450E) since the latest announcement (June 5, 2007; Rio Narcea Gold Mines press release) and remains open down dip and to the east.

Intersections from recently-completed step-out holes include:

  17.95 m at 1.04% Ni and 0.72% Cu in hole AGU-1098;

  7.85 m at 1.21% Ni and 0.65% Cu in hole AGU-1095 and

  7.00 m at 1.76% Ni and 0.72% Cu in hole AGU-1083.

In addition to the step-out drilling, several infill holes have also been completed on the Deep Body. This infill program has encountered some of the best intersections ever drilled in the Aguablanca deposit, such as:

  57.3 metres at 0.91% Ni and 0.84% Cu in hole 1078 and;

  45.8 metres at 1.23% Ni and 0.95% Cu in hole 1087.

Selected drill intersections since the last press release are presented below (using a 0.5% Ni cut off):

	From	To	Interval	True Thickness	Ni	Cu
Drillhole	(m)	(m)	(m)	(m)%		%
1078	155.70	213.00	57.30	45.00	0.91	0.84
1079	151.20	185.30	34.10	33.00	1.05	0.91
1080	142.00	194.50	52.50	50.00	0.75	0.80
1083	209.70	216.70	7.00	7.00	1.76	0.72
1084	173.10	187.00	13.90	13.00	1.06	0.85
1086	212.70	232.35	19.65	15.00	0.92	0.56
1087	171.20	217.00	45.80	40.00	1.23	0.95
1090	179.60	219.00	39.40	37.00	0.73	0.80
1095	192.55	200.40	7.85	7.00	1.21	0.65
1096	153.55	192.55	39.00	38.00	0.73	0.92
1098	188.40	206.35	17.95	17.00	1.04	0.72

A complete summary table showing all the 2007 drilling results together with sections and level maps will be available on the Company’s website at www.lundinmining.com.

Lundin Mining Corporation
News Release

The Deep Body is an east-west trending, steeply dipping zone of sulphide mineralization that is interpreted to be the down-plunge extension of the Main Orebody, which is currently being mined by open-pit methods. It represents a continuous zone of mineralization that includes semi-massive and massive sulphide mineralized intervals enclosed in an envelope of strongly disseminated sulphide mineralization. Average true thickness is estimated to be around 20 metres.

Three drill rigs are currently conducting infill and step-out drilling in the eastern part of the Deep Body where the limits of the mineralization have not yet been defined. Infill drilling is typically done on a 25x25 metre drill pattern and step-out holes are greater than 50 metres from known mineralization.

The company has to date in 2007 completed 14,725 metres of drilling in 50 drill holes most of them focused on the delineation and resource definition of the Deep Body.

A 2,478 line km VTEM airborne survey was carried out in October, covering six separate project areas and including a total of 635 line km in the vicinity of the Aguablanca mine. Preliminary results indicate the presence of several discrete conductors which will be drill tested in 2008.

Neil O'Brien, Senior Vice President of Exploration and Business Development commented "These results only confirm to me why we acquired Aguablanca - great assets always have room to grow. Our exploration team in Spain is second to none in the nickel business. I look forward to the next round of results."

Drill core was logged, split and sampled by Company personnel at its facilities at the Aguablanca mine. Mineralized intervals are analyzed for Ni, Cu and Co at the Aguablanca laboratory using conventional atomic absorption methods. Subsequently, to comply with a duplicate check assaying program, all mineralized intervals with Ni values above or close to 0.5% are sent to the Omac laboratories to analyze by ICPORE a total of 19 elements including Ni, Cu and Co. Gold, platinum and palladium are also analyzed at Omac by Lead Fire Assay (30gm) with ICP finish. Luis Pevida, EurGeol, Chief Geologist Nickel, is the acting Qualified Person as according to NI43-101 regulations.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns five operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. A further mine, the Aljustrel mine in Portugal, is under development and will be brought into production in the fourth quarter 2007. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

Lundin Mining Corporation
News Release

For further information, please contact:

Neil O’Brien, Senior Vice President Exploration and Business Development: +1-778-991-4714
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Aguablanca exploration potential

5800 N
6400 E
6600 E
6800 E
7000 E
7200 E
7400 E
7600 E
3600 N
5400 N
5200 N
5000 N
Pit Outline
North orebody
Discovery hole 108
5.30m at 0.94% Ni+0.41% Cu
Deep Body
(projected from -50 m level)
Decline
Gabbro
OPEN
Main orebody
7400 E
7425 E
7450 E
100 m

Section 7050 E

S
N
400m
300m
200m
100m
00m
-100m
AGU-80
AGU-25
6540
AGU-23
6542
6537
Open pit
Phase-3
AGU-108
AGU-1052
AGU-1054
AGU-1050
6751
AGU-1051
AGU-102
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5300 N
5400 N
5500 N
5600 N
5700 N

Section 7175 E

S
N
400m
300m
200m
100m
00m
-100m
AGU-08
6713
AGU-21
6736
6730
AGU-37
AGU-52
6733
AGU-118
AGU-1049
AGU-117
Open pit
Phase-3
Underground
Drilling 2006
Surface
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5300 N
5400 N
5500 N
5600 N

Section 7200 E

S
N
400m
300m
200m
100m
00m
-100m
-200m
AGU-31
6558
AGU-09
AGU-53
AGU-49
6696
AGU-43
AGU-52
AGU-53
6554
6580
AGU-36
6717
AGU-1022
6570
6746
Open pit Phase-3
Underground Drilling 2006
Underground Drilling 2007
AGU-1068
AGU-1070
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5500 N
5600 N

Section 7225 E

S
N
400m
300m
200m
100m
00m
-100m
-200m
5200 N
5500 N
5600 N
6738
AGU-69
AGU-13
6727
AGU-45
6580
AGU-59
AGU-58
6732
6752
GTAGU-2
AGU-132
AGU-41
AGU-1023
AGU-1024
6717
Open pit
Phase-3
Underground Drilling 2006
Underground Drilling 2007
AGU-1074
AGU-1073
Cut-off
>1.0 % Ni
>0.5 % Ni

Section 7250 E

S
N
400m
300m
200m
100m
00m
-100m
6543
AGU-14
6731
AGU-16
AGU-44
Open pit
Phase-3
6737
6753
6716
AGU-1047
AGU-105
AGU-1046
6739
AGU-1071
AGU-1069
AGU-1064
AGU-1061
AGU-1066
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5500 N
5600 N

Section 7275 E
S
N
400m
300m
200m
100m
00m
-100m
Open pit
Phase-3
6712
AGU-15
AGU-17
6737
AGU-70
6499
6742
6719
AGU-39
6608
6739
AGU-1045
AGU-1043
AGU-1041
AGU-1039
AGU-1002
AGU-1001
AGU-1094
AGU-1091
AGU-1096
AGU-1084
AGU-1079
AGU-1099
In progress
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5300 N
5400 N
5500 N
5600 N

Section 7300 E

S
N
400m
300m
200m
100m
00m
-100m
6555
AGU-12
6487
AGU-18
AGU-106
6489
6742
6623
Open pit
Phase-3
AGU-1040
AGU-1029
AGU-1031
AGU-1003
AGU-1004
AGU-1059
AGU-1085
AGU-1053
AGU-1087
AGU-1055
AGU-1089
AGU-1057
Piroxenite
Underground Drilling 2006
Underground Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5400
5500 N
5600 N

Section 7325 E
S
N
400m
300m
200m
100m
00m
AGU-11
6625
AGU-19
6579
6609
Open pit
Phase-3
AGU-1038
AGU-1037
AGU-1036
AGU-1034
AGU-1033
AGU-1005
6749
AGU-1008
AGU-1010
AGU-1012
AGU-1014
AGU-1076
AGU-1078
AGU-1063
AGU-1065
AGU-1081
6695
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5100 N
5200 N
5400 N
5500 N
5600 N

Section 7350 E
S
N
400m
300m
200m
100m
00m
AGU-10
6544
AGU-27
6507
6714
6609
6630
6749
6745
6758
Open pit
Phase-3
AGU-1048
AGU-1027
AGU-1025
AGU-1006
AGU-1007
AGU-1013
AGU-1009
Underground
Drilling 2006
Underground
Drilling 2007
AGU-1058
AGU-1093
AGU-1056
AGU-1090
AGU-1060
AGU-1062
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5500 N
5600 N

Section 7375 E

S
N
400m
300m
200m
100m
00m
AGU-29
6720
6743
AGU-28
6729
AGU-1035
AGU-1032
AGU-1030
AGU-1028
AGU-1026
AGU-1016
AGU-1018
AGU-1019
AGU-1020
AGU-1021
AGU-1080
AGU-1075
AGU-1082
AGU-1086
AGU-1072
AGU-1067
Open pit
Phase-3
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5300 N
5400 N
5500 N
5600 N

AGUABLANCA
1:3000
13/11/07
SECCIÓN 7400 E
PARCHES IRREGULARES
Piroxenita
Ni(ppm/10000)
/1cm:75000.0ppm
<.05
>=.05 <.2
>=.2 <.5
>=.5 <.8
>=.8 <1
>=1
750z
700z
650z
600z
550z
500z
450z
400z
350z
300z
250z
200z
150z
100z
50z
0z
-50z
-100z
-150z
-200z
-250z
-300z
-350z
-400z
5100N
5150N
5200N
5250N
5300N
5350N
5400N
5450N
5500N
5550N
5600N
5650N
5700N
5750N

AGUABLANCA
1:3000
14/11/07
SECCIÓN 7425 E
750z
700z
650z
600z
550z
500z
450z
400z
350z
300z
250z
200z
150z
100z
50z
0z
-50z
-100z
-150z
-200z
-250z
-300z
-350z
DISEMINADO DEBIL-MODERADO
5050N
5100N
5150N
5200N
5250N
5300N
5350N
5400N
5450N
5500N
5550N
5600N
5650N
5700N
5750N
Ni(ppm/10000)
/1cm:75000.0ppm
<.05
>=.05 <.2
>=.2 <.5
>=.5 <.8
>=.8 <1
>=1

AGUABLANCA
1:3000
14/11/07
SECCIÓN 7450 E
700z
650z
600z
550z
500z
450z
400z
350z
300z
250z
200z
150z
100z
50z
0z
-50z
-100z
-150z
-200z
-250z
-300z
-350z
-400z
-450z
5050N
5100N
5150N
5200N
5250N
5300N
5350N
5400N
5450N
5500N
5550N
5600N
5650N
5700N
Ni(ppm/10000)
/1cm:75000.0ppm
<.05
>=.05 <.2
>=.2 <.5
>=.5 <.8
>=.8 <1
>=1